SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 6) NORTHERN TRUST CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
665859104
(CUSIP Number)
Check the following box if a fee is being paid with this
statement.
(A fee is not required only if the filing person: (1) has a
previous
statement on file reporting beneficial ownership of more than five percent of
the class of securities described in Item 1; and (2) has filed no amendment
subsequent thereto reporting beneficial ownership of five percent or less of
such class). (See Rule 13d-7).
The remainder of this cover page shall be filled out for a
reporting person's
initial filing on this form with respect to the subject class of securities,
and for any subsequent amendment containing information which would alter the
disclosures provided in the prior coverage page.
The information required in the remainder of this cover page shall not be
deemed to be "filed" for the purpose of Section 18 of the
Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of
the Act but shall be subject to all other provisions of the Act
(however, see
the Notes).
(Continued on following pages(s))
CUSIP NO. 665859104  13G
1.  NAME OF REPORTING PERSON
Northern Trust Employee Stock Ownership Trust
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)
3.  SEC USE ONLY
4.  CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.  SOLE VOTING POWER
0
6.  SHARED VOTING POWER
4,094,147
7.  SOLE DISPOSITIVE POWER
0
8.  SHARED DISPOSITIVE POWER
4,094,147
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,094,147
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN
SHARES *
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
7.5
12.  TYPE OF REPORTING PERSON *
EP
*SEE INSTRUCTION BEFORE FILLING OUT!
FOOTNOTE
13G
CUSIP NO. 665859104
FOOTNOTE (1)
The indicated 4,094,147 shares are held by the Northern Trust
Employee Stock
Ownership Trust ("ESOT"), a trust created pursuant to  the
Northern Trust
Employee Stock Ownership Plan, ("ESOP") and
of   which NationsBank of Georgia, N.A. serves as trustee (the
"Trustee"). Under the terms of the ESOP, and the Trust Agreement creating the
ESOT, the Trustee is to vote the allocated shares held by the
ESOT in
accordance with instructions received from the ESOP participants and is to vote
allocated shares for which it has not   received valid directions
and unallocated
shares in the same
proportion as directed shares are voted. The ESOP and the Trust
Agreement
creating the ESOT also provide that in connection with a tender or exchange
offer, the Trustee will tender or not tender allocated shares in accordance
with directions received from the ESOP participants and will not tender
allocated shares with respect to which valid directions have not been received
or any
unallocated shares. The actions and duties of the Trustee
pursuant to the
provisions of the ESOP and the Trust Agreement creating the ESOT, including but
not limited to the provisions described above, are subject to the requirements
of the Employee Retirement Income Security Act of 1974.
A separate filing on Schedule 13G dated the date hereof has been filed by the
Trustee and certain of its affiliates with respect to the
indicated shares.
SCHEDULE 13G
Item 1(a) Name of Issuer:
Northern Trust Corporation
Item 1(b) Address of Issuer's Principal Executive Offices:
 50 S. LaSalle Street
Chicago, IL. 60675
Item 2(a) Name of Person(s) Filing:
Northern Trust Employee Stock Ownership Trust
Item 2(b) Address of Principal Business Office or, if none,
Residence:
c/o NationsBank of Georgia, N.A.
600 Peachtree Rd. N.E.
55th Floor
Atlanta, Ga. 30308
Item 2(c) Citizenship:
Illinois
Item 2(d) Title of Class of Securities:
Newclass
Item 2(e) CUSIP Number:
665859104
Item 3    If this statement is filed pursuant to Rules 13d-1(b),
or 13d-2(b),
check whether the person filing is a:
(a)  Broker or Dealer registered under Section 15
of the Act
(b)  Bank as defined in Section 3(a)(6) of the Act
(c)  Insurance Company as defined in Section
3(a)(19) of the Act
(d)  Investment Company registered under Section 8
of the Investment
Company Act
(e)  Investment Advisor registered under Section
203 of the
Investment Advisors Act of 1940
(f) X Employee Benefit Plan, Pension Fund which is
subject to the
provisions of the Employee Retirement Income Security Act of
1974 or Endowment Fund; see Sub-section
240.13d-1(b)(1)(ii)(F)
(g)  Parent Holding Company in accordance with Sub-
section
240.13d-1(b)(ii)(G) (Note: See Item 7)
(h)  Group, in accordance with Sub-section 240.13d-
1(b)(1)(ii)(H)
Item 4    Ownership:
With respect to the beneficial ownership of the reporting
entity as of
12/31/94, see Items 5 through 11, inclusive, of the respective cover
pages of this Schedule 13G applicable to such entity which
are incorporated
herein by reference.
Item 5    Ownership of Five Percent or Less of a Class:
As of 12/31/94, the percentage of Northern Trust Corporation common stock that
was held by NationsBank of Georgia, N.A. as Trustee of the
Northern Trust
Employee Stock Ownership Trust was less than 5%.
Item 6    Ownership of More Than Five Percent on Behalf of
Another
Person:
The information reported in the footnote to the cover page
hereto is
incorporated by reference.
To the best of the undersigned's knowledge and belief, no one person has an
economic interest relating to more than 5% of the class of
reported shares.
The reported shares are held in various fiduciary accounts,
and accordingly,
dividends, and the proceeds of such shares, are payable to
other persons,
including such accounts, the beneficiaries or settlors
thereof or a combination
of such persons. In certain instances, other persons
(including beneficiaries
and settlors) may be deemed to have the power to direct
receipt of dividends or
the proceeds of the sale of shares reported herein. To the
best of the
undersigned's knowledge and belief, no one other person has
such an
economic interest relating to more than 5% of the class of
reported shares.
Item 7    Identification and Classification of the Subsidiary
Which Acquired
the Security Being Reported on By the Parent Holding Company:
Not Applicable
Item 8 Identification and Classification of Members of the Group:
Not Applicable
Item 9 Notice of Dissolution of Group:
Not Applicable
Item 10 Certification:
By signing below, I certify that, to the best of my knowledge and belief, the
securities referenced to the above were acquired in the
ordinary course of
business and were not acquired for the purpose of and do not have the effect
of changing or influencing the control of the issuer of such securities and
were not acquired in connection with or as a participant in
any transaction
having such purpose or effect.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify
that the information set forth in this statement is true,
complete and correct.
NORTHERN TRUST EMPLOYEE STOCK OWNERSHIP TRUST
By: NATIONSBANK OF GEORGIA, N.A., Solely in its Capacity as
Trustee
Date: February 15, By:
1995
Signature
Mary Jo Inglett/Compliance Officer Name/Title
mji